FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of May, 2005

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE

Paris, 4 May 2005

CGG announces the Closing of its Offering of U.S.$165 million
7½% Senior Notes due 2015

Compagnie Generale de Geophysique, (CGG), (ISIN: FR0000120164 - NYSE: GGY) announces the successful closing of its offering of U.S.$165 million of 7½% Senior Notes due 2015. The offering, announced on April 18, 2005, was made in reliance on Rule 144A and Regulation S under the U.S. Securities Act of 1933 (the “Securities Act”). There was no offering of notes to the public in France.

The net proceeds will be used to redeem and pay accrued interest on all outstanding aggregate principal of our existing 10⅝% Senior Notes due 2007. We anticipate the redemption of the 10⅝% Senior Notes due 2007 will occur at the end of May 2005.

The Senior Notes will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by CGG from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially from those disclosed in forward-looking statements.

The Compagnie Generale de Geophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

For further information, please contact:

Christophe Barnini      + 33 1 64 47 38 10 (cbarnini@cgg.com)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Leon Migaux
91341 – Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date: May 4th 2005	By Senior Executive Vice President Strategy, Control & corporate planning /Gerard CHAMBOVET/